03033043



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**Amendment No. 7 to**
**Form CB**

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [X] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)



Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

**Part I - Home Jurisdiction Documents**

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

(6) Letter dated October 2, 2003 from Jupiters Limited to holders of reset preference shares of Jupiters Limited*

**Part II - Information not Required to be sent to Security Holders**

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(j) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003*

(k) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2003*

(l) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 9, 2003*

(m) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at Ordinary Share Scheme Meeting)*

(n) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at RPS Scheme Meeting)*

(o) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of Ordinary Share Scheme Meeting)*

(p) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of RPS Scheme Meeting)*

(q) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 27, 2003*

(r) Constitution of TABCORP Holdings Limited (as amended on October 30, 2003)#

(s) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 31, 2003 (proposed suspension of trading of ordinary shares and reset preference shares of Jupiters Limited)#

(t) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 31, 2003 (Court approval of Ordinary Share Scheme and RPS Scheme)#

(u) Orders of the Supreme Court of Queensland made on October 31, 2003#

---

* Previously filed.
\# Filed herewith.

**Part III – Consent to Service of Process**

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

**SIGNATURES**

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Name: Peter Caillard
Title:

TABCORP INVESTMENTS NO.2 PTY LTD

By: ______________________
Name: Peter Caillard
Title:

TABCORP ISSUER PTY LTD

By: ______________________
Name: Peter Caillard
Title:

Exhibit (r)

# CONSTITUTION

# OF

# TABCORP HOLDINGS LIMITED

# (ACN 063 780 709)

---

## Preliminary

1. (a) The name of the Company is TABCORP Holdings Limited.

 (b) The Company is a public company limited by shares.

 (c) The Replaceable Rules in the Corporations Act do not apply to the Company (except to the extent this Constitution contains them) but instead the following is the Constitution prescribing regulations for the Company.

## PART 1

## Interpretation

2. (1) In this Constitution unless it is inconsistent with the subject or context in which it is used:

**"Act"** means the Gaming and Betting Act 1994 (Vic);

**"Applicable Gaming Law of Queensland"** means each of the Casino Control Act 1982 (Qld), the Jupiters Casino Agreement Act 1983 (Qld), the Brisbane Casino Agreement Act 1992 (Qld), the Breakwater Island Casino Agreement Act 1984 (Qld), the Gaming Machine Act 1991 (Qld) and the Keno Act 1996 (Qld), as amended from time to time and "**Applicable Gaming Laws of Queensland**" means all of such legislation.

**"ASX"** means Australian Stock Exchange Limited (ACN 008 624 691);

**"Board"** means the Directors for the time being of the Company or those of them that are present at a meeting at which there is a quorum;

**"Business Day"** means a day which is a business day for the purposes of the Listing Rules;

**"Call"** includes any instalment of a call and any amount due on allotment of any share;

**"Chairman"** includes an Acting Chairman under Rule 53;

**"Close Associate"** has the same meaning as in Section 13 of the NSW Casino Control Act;

**"Committee"** means a Committee to which powers have been delegated by the Board pursuant to Rule 93;

**"the Company"** means TABCORP Holdings Limited (ACN 063 780 709);

**"Constitution"** means this Constitution as altered or added to from time to time;

**"Corporations Act"** means the Corporations Act 2001 (Cth) and includes a reference to the Corporations Regulations;

**"Director"** means a person appointed or elected from time to time to the office of Director of the Company in accordance with this Constitution and includes any alternate Director duly acting as a Director;

**"Group"** means the Company and its subsidiaries;

**"Jupiters"** means Jupiters Limited (ACN 010 741 045);

**"the Listing Rules"** means the ASX Listing Rules;

**"Market Transfer"** means a transfer of shares in the Company where the transfer is pursuant to a transaction entered into on the stock market operated by the ASX and includes a "proper ASTC transfer" as defined in the SCH business rules;

**"NSW Casino"** has the same meaning as is given to the term "Casino" in the NSW Casino Control Act;

**"NSW Casino Control Act**" means the Casino Control Act 1992 (NSW);

**"NSW Casino Control Authority"** means the New South Wales Casino Control Authority constituted under the NSW Casino Control Act;

**"NSW Casino Licence"** means the licence to operate a casino granted by the NSW Casino Control Authority to the NSW Casino Licensee pursuant to Section 18(1) of the NSW Casino Control Act;

**"NSW Casino Licensee"** means Star City Pty Limited (ACN 060 510 410);

**"Office"** means the registered office from time to time of the Company;

**"person"** and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals;

**"Queensland Casino"** has the same meaning as is given to the term "casino" in the Queensland Casino Control Act;

**"Queensland Casino Control Act"** means the Casino Control Act 1982 (Qld);

**"Queensland Casino Licence"** has the same meaning as is given to the term "casino licence" in the Queensland Casino Control Act;

**"Queensland Minister"** means the Treasurer of Queensland or other Minister of the Crown in right of the State of Queensland for the time being charged with the administration of the Queensland Casino Control Act. The term includes any Minister of the Crown who is temporarily performing the duties of the Queensland Minister;

**"Register"** means the register of shareholders of the Company and includes a branch register of shareholders established pursuant to Rule 104;

**"Registered Address"** means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder will accept service of notices;

**"Relevant Period for NSW"** means the period during which:

(a) the Company controls Star City (as determined under Part 2E.2 of the Corporations Act) or has a relevant interest in more than 25% of the shares in Star City (as determined under sections 608 and 609 of the Corporations Act);

(b) the NSW Casino Licensee is wholly owned by Star City; and

(c) the NSW Casino Licensee holds the NSW Casino Licence;

**"Relevant Period for Queensland"** means the period during which:

(a) the Company controls Jupiters (as determined under Part 2E.2 of the Corporations Act) or has a relevant interest in more than 25% of the voting shares in Jupiters (as determined under sections 608 and 609 of the Corporations Act); and

(b) Jupiters or a subsidiary of Jupiters holds a Queensland Casino Licence;

**"Relevant Subsidiary for NSW"** means each of TABCORP Participant Pty Ltd (ACN 064 304 105) and TABCORP Investments Pty Ltd (ACN 085 513 300);

**"Relevant Subsidiary for Queensland"** means each of TABCORP Participant Pty Ltd (ACN 064 304 105) and TABCORP Investments No.2 Pty Ltd (ACN 105 341 375);

**"Replaceable Rules"** has the same meaning as in the Corporations Act;

**"Retiring Director"** means a Director who is required to retire under Rule 84(a) and a Director who ceases to hold office pursuant to Rule 82;

**"SCH business rules"** means the operating rules of ASX Settlement and Transfer Corporation Pty Ltd (ACN 008 504 532) or of any relevant organisation which is an alternative or successor to, or replacement of, that entity or of any other applicable person who holds a licence under the Corporations Act which authorises the person to operate a clearing and settlement facility;

**"Seal"** means the common seal from time to time of the Company;

**"Secretary"** means a person appointed as Secretary of the Company and includes any person appointed to perform the duties of Secretary;

**"securities"** includes shares, stock, rights to shares or stock, options to acquire shares or stock and other securities with rights of conversion to equity and debentures, debenture stock, notes and other obligations of the Company;

**"share",** in relation to a body corporate, means a share in the body corporate's share capital;

**"shareholder"** means a shareholder of the Company in accordance with the Corporations Act;

**"shareholders present"** means shareholders present at a general meeting of the Company in person or by duly appointed representative, proxy or attorney;

**"Star City"** means Star City Holdings Limited (ACN 064 054 431);

**"statutory declaration"** means a declaration by virtue of any Act of the Commonwealth, of a State or of a Territory authorising a declaration to be made otherwise than in the course of a judicial proceeding; and

**"writing"** and **"written"** includes printing, typing, lithography and other modes of reproducing words in a visible form;

(2) Words and phrases which are given a special meaning by the Corporations Act have the same meaning in this Constitution.

(3) Words in the singular include the plural and vice versa.

(4) Words importing a gender include each other gender.

(5) A reference to the Corporations Act or any other statute or regulations is to be read as though the words "as modified or substituted from time to time" were added to the reference.

(6) A reference to the Listing Rules or the SCH business rules is to the Listing Rules or the SCH business rules (as the case may be) in force from time to time in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

(7) The headings do not affect the construction of this Constitution.

## SHARES

### Issue of shares with special rights

3. Without prejudice to any special rights conferred on the holders of any shares, and subject to this Constitution and the Listing Rules, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may from time to time determine.

### Preference shares

4. If the Company at any time proposes to create and issue any preference shares:

   (a) the preference shares may be issued on the terms that they are, or at the option of the Company are liable, to be redeemed whether out of profits or otherwise;

   (b) the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

   (c) (i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate (which may be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

   (ii) in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board from time to time if and to the extent the Board determines at the time of issue of the preference shares; and

   (iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

   (d) the preference shares are to confer on the holders:

   (i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

   (A) the amount paid or agreed to be considered as paid on each of the preference shares; and

   (B) the amount (if any) equal to the aggregate of any dividend accrued (whether declared or not) but unpaid and of any arrears of dividends; and

   (ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

   (e) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(f) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and financial statements and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting upon a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company; and

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement;

(iv) on any question considered at a general meeting held during the winding up of the Company; and

(g) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be deemed to have been varied by the further issue.

**Power to pay commission and brokerage**

5. The Company may pay a commission to any person in consideration of the person subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares in the Company, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any shares in the Company. The commission may be paid or satisfied in cash or in shares, debentures or debenture stock of the Company or otherwise. The Company may in addition to or instead of commission pay any brokerage permitted by law.

**Shares at the disposal of the Board**

6. (1) Except as provided by this Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, issue option certificates in respect of the shares and allot or otherwise dispose of the shares on the terms and conditions and for the consideration it thinks fit.

(2) Subject to the Listing Rules, except for:

(a) shares or options in the Company issued to employees of the Company or any of its subsidiaries; or

(b) unsecured debt securities issued in the ordinary course of business of the Company which do not materially increase the total indebtedness of the Company,

the Company will not:

(c) during the Relevant Period for NSW, issue any shares of a class other than a class of shares on issue at the time of the proposed issue without the prior written approval of the NSW Casino Control Authority; and

(d) during the Relevant Period for Queensland, issue any shares of a class other than a class of shares on issue at the time of the proposed issue without the prior written approval of the Queensland Minister.

(3) For the purposes of Rule 6(2)(c), shares are not in different classes merely because:

(a) of a temporary difference in the dividend or distribution rights attaching to the shares; or

(b) different amounts have been paid up on the shares.

(4) For the purposes of Rule 6(2)(d), shares are not in different classes merely because:

(a) of a temporary difference in the dividend or distribution rights attaching to the shares; or

(b) different amounts have been paid up on the shares.

**Directors may participate**

7. Any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of securities unless the Director or person is precluded from participating by the Listing Rules.

**Surrender of shares**

8. In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

**Restricted Securities**

9. (1) If the Company at any time has on issue restricted securities within the meaning of the Listing Rules, the Company must refuse to acknowledge, deal with, accept or register any sale, assignment or transfer of such restricted securities which is or might be in breach of the Listing Rules or any escrow agreement entered into by the Company under the Listing Rules in relation to such restricted securities.

(2) In the event of a breach of any escrow agreement entered into by the Company under the Listing Rules in relation to restricted securities within the meaning of the Listing Rules, the member holding the shares in question shall notwithstanding any rights attached to such shares cease to be entitled to any dividends and to any voting rights in respect of those shares for so long as the breach subsists.

**Joint holders**

10. Where two or more persons are registered as the holders of any shares, they are deemed to hold the shares as joint tenants with benefits of survivorship subject to the following provisions and to the provisions of Part 2 of this Constitution:

**Number of holders**

(a) the Company is not bound to register more than three persons as the holders of the shares (except in the case of trustees, executors or administrators of a deceased shareholder);

**Liability for payments**

(b) the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

**Death of joint holder**

(c) on the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares;

**Power to give receipt**

(d) any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

**Notices and certificates**

(e) only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company is required by the Corporations Act or the Listing Rules to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is deemed notice to all the joint holders; and

**Votes of joint holders**

(f) any one of the joint holders may vote at any meeting of the Company either personally or by duly authorised representative, proxy or attorney, in respect of the shares as if that joint holder were solely entitled to the shares. If more than one of the joint holders are present at any meeting personally or by duly authorised representative, proxy or attorney, the joint holder who is present whose name stands first in the Register in respect of the shares is entitled alone to vote in respect of the shares.

**Non-recognition of equitable interests**

11. Except as otherwise provided in this Constitution, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not, except as ordered by a Court or as required by statute, bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

## CERTIFICATES

**Entitlement to certificates**

12. Subject to Rule 10(e), where the Company is required by the Corporations Act or the Listing Rules to issue certificates for shares, every shareholder is entitled, without payment, to one certificate for the shares registered in that shareholder's name or to several certificates in reasonable denominations, each for a part of the shares.

**Delivery of certificates**

13. The Company may send any certificate to a shareholder by prepaid post addressed to the shareholder at that shareholder's Registered Address or as is otherwise directed by the shareholder and every certificate so sent shall be at the risk of the shareholder entitled thereto.

**Issue of certificates**

14. Subject to Rule 107, if the Board wishes to issue certificates for shares or where the Company is required by the Corporations Act or the Listing Rules to issue certificates for shares, share certificates are to be issued under the Seal in any form prescribed by or acceptable to the Board and are to be signed in any manner determined by the Board.

**Renewal of certificates**

15. (1) This Rule only applies in circumstances where the Board wishes to issue certificates for shares or where the Company is required by the Corporations Act or the Listing Rules to issue certificates for shares.

(2) If a certificate is worn out or defaced, upon production of the certificate to the Company, the Board may order it to be cancelled and may issue a new certificate.

(3) If a certificate is lost, stolen or destroyed, upon the giving of any indemnity and any evidence that the certificate has been lost, stolen or destroyed which the Board may require and upon the payment of any reasonable fee the Board may from time to time determine, a new certificate may be issued instead of the lost, stolen or destroyed certificate. A certificate issued to replace a certificate which has been lost, stolen or destroyed may be

endorsed as having been issued instead of a lost, stolen or destroyed certificate.

(4) A certificate issued under this Rule shall be issued within the time specified in the Listing Rules.

**Computerised share transfer system**

16. At any time when the Board considers it is expedient in order to enable the Company to participate in any computerised or electronic share transfer system introduced by or acceptable to the ASX, the Board may:

(a) provide that shares may be held in certificated or uncertificated form, and make any provision it thinks fit, including for the issue or cancellation of certificates, to enable shareholders to hold shares in uncertificated form and to convert between certificated and uncertificated holdings;

(b) provide that some or all shareholders are not to be entitled to receive a share certificate in respect of some or all of the shares which the shareholders hold in the Company;

(c) accept any instrument of transfer or other method of transfer in accordance with the requirements of any share transfer system; and

(d) despite any other provision in this Constitution, do all things it considers necessary, required or authorised by the Corporations Act, the Listing Rules or the SCH business rules in connection with the share transfer system.

**CALLS**

**Power to make calls**

17. Subject to the terms upon which any shares may have been issued, the Board may make calls from time to time upon the shareholders in respect of all moneys unpaid on their shares. Each shareholder is liable to pay the amount of each Call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

**Obligation for calls**

18. The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

**When a Call is made**

19. A Call is deemed to have been made at the time when the resolution of the Board authorising the Call was passed. The Call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the Call is due.

**Interest on the late payment of calls**

20. If any sum payable in respect of a Call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the Board from time to time determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

**Instalments**

21. If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a Call duly made by the Board of which due notice had been given, and all provisions of this Constitution with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

**Payment in advance of calls**

22. If the Board thinks fit it may receive from any shareholder all or any part of the moneys unpaid on all or any of the shares held by that shareholder beyond the sums actually called up and then due and payable either as a loan repayable or as a payment in advance of calls. The Company may pay interest on the moneys advanced at the rate and on the terms agreed by the Board and the shareholder paying the sum in advance.

**Non-receipt of notice of Call**

23. Notice of any Call shall be in writing including such information as the Corporations Act and Listing Rules may require but the non-receipt of a notice of any Call by, or the accidental omission to give notice of any Call to, any shareholder does not invalidate the Call.

## FORFEITURE AND LIEN

### Notice requiring payment of sums payable

24. If any shareholder fails to pay any sum payable on or in respect of any shares, either for allotment money, calls or instalments, on or before the day for payment, the Board may, at any time after the day specified for payment whilst any part of the sum remains unpaid, serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment.

### Time and place for payment

25. The notice referred to in Rule 24 is to name a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made. The notice is also to state that, in the event of non-payment at or before the time and at the place specified, the shares in respect of which the sum is payable will be liable to be forfeited.

### Forfeiture on non-compliance with notice

26. If there is non-compliance with the requirements of any notice given pursuant to Rule 24, any shares in respect of which notice has been given may, at any time after the day specified in the notice for payment whilst any part of allotment moneys, calls, instalments, interest and expenses (if any) remains unpaid, be forfeited by a resolution of the Board to that effect. The forfeiture is to include all dividends, interest and other moneys payable by the Company in respect of the forfeited shares and not actually paid before the forfeiture.

### Notice of forfeiture

27. When any share is forfeited, notice of the resolution of the Board is to be given to the shareholder in whose name it stood immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture is to be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

### Disposal of forfeited shares

28. Any forfeited share is deemed to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up PROVIDED that forfeited shares may not be sold or otherwise disposed of to a Director or to an associate of a Director unless (i) those shares have first been offered for sale to all other shareholders and have not been taken up by them and (ii) are sold or disposed of, within one month of the expiry of that offer, on the same terms and conditions on which they were offered to the other shareholders.

**Annulment of forfeiture**

29. The Board may, at any time before any forfeited share is sold or otherwise disposed of, annul the forfeiture of the share upon any condition it thinks fit.

**Liability notwithstanding forfeiture**

30. Any shareholder whose shares have been forfeited is, notwithstanding the forfeiture, liable to pay and is obliged forthwith to pay to the Company all sums of money, interest and expenses owing upon or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board from time to time determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

**Company's lien or charge**

31. The Company has a first and paramount lien or charge for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is called upon by law to pay in respect of the shares of a shareholder upon shares registered in the name of the shareholder in respect of which the calls, instalments and interest are due and unpaid or in respect of which the amounts are paid and upon the proceeds of sale of the shares. The lien or charge extends to all dividends and bonuses from time to time declared in respect of the shares provided that, if the Company registers a transfer of any shares upon which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim. The Company may do all things necessary or appropriate under the SCH business rules and the Listing Rules in order to protect or enforce any lien or charge.

**Sale of shares to enforce lien**

32. For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit and with or without giving any notice to the shareholder in whose name the shares are registered.

**Title to shares forfeited or sold to enforce lien**

33. (1) In a sale or a re-allotment of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-allotted in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-allotment of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-allotment.

(2) In a re-allotment, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

(3) In a sale, the Company may appoint a person to execute a transfer in favour of the person to whom the shares are sold.

(4) Upon the issue of the receipt or the execution of the transfer the person to whom the shares have been re-allotted or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-allotment or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration; nor is the person's title to the shares affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-allotment.

(5) The net proceeds of any sale or re-allotment are to be applied first in payment of all costs of or in relation to the enforcement of the lien or charge or the forfeiture (as the case may be) and of the sale or re-allotment, next in satisfaction of the amount in respect of which the lien exists as is then payable to the Company (including interest) or the amount in respect of the forfeited shares then payable to the Company (including interest) as the case may be and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-allotment or to the person's executors, administrators or assigns upon the production of any evidence as to title required by the Board.

(6) If a certificate for the shares is not produced to the Company, the Board may, where the Company is required by the Corporations Act or the Listing Rules to issue certificates for shares, issue a new certificate distinguishing it from the certificate (if any) which was not produced.

## PAYMENTS BY THE COMPANY

### Payments by the Company

34. If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment or empowers any government or taxing authority or government official to require the Company to make any payment in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those securities or in respect of any interest, dividends, bonuses or other moneys due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether in consequence of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or the trustee, executor or administrator of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing, the Company in each case: 19

(i) is to be fully indemnified from all liability by the holder or the holder's trustee, executor or administrator and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(ii) has a lien or charge upon the securities for all moneys paid by the Company in respect of the securities under or in consequence of any law;

(iii) has a lien upon all dividends, bonuses and other moneys payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all moneys paid or payable by the Company in respect of the securities under or in consequence of any law, together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other moneys payable any moneys paid or payable by the Company together with interest;

(iv) may recover as a debt due from the holder or the holder's trustee, executor or administrator, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any moneys paid by the Company under or in consequence of any law which exceed any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from time to time from the date of payment to the date of repayment; and

(v) may, if any money is paid or payable by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's trustee, executor or administrator until the money and interest is set off or deducted or, if the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company.

Nothing in this Rule prejudices or affects any right or remedy which any law confers on the Company, and, as between the Company and each holder, each holder's trustee, executor, administrator and estate, any right or remedy which the law confers on the Company is enforceable by the Company.

## TRANSFER AND TRANSMISSION OF SECURITIES

### Instrument of transfer required

35. Subject to Rule 16, no transfer of any securities may be registered unless a proper instrument of transfer, in writing in the usual or common form or in any form the Board may from time to time prescribe or in a particular case accept, duly stamped (if necessary) is delivered to the Company. The transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered in the Register.

### Board may refuse to register

36. The Board may refuse to register any transfer of securities other than a "proper ASTC transfer" as defined in the SCH business rules:

(a) over which the Company has a lien;

(b) which are not fully paid up and in respect of which a Call has been made and is due and is not paid;

(c) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law of the Commonwealth, a State or a Territory of the Commonwealth or the Listing Rules;

(d) where the transfer would at the date of acquisition create a new holding of less than a marketable parcel (as defined by the Listing Rules);

(e) if to do so would result in more than three persons being registered as joint holders of the securities (except in the case of trustees, executors or administrators of a deceased shareholder);

(f) where the Company or the Board is permitted to do so under the Listing Rules;

(g) which is or might be in breach of the NSW Casino Control Act or the terms of the NSW Casino Licence or any associated agreement between the Company and the NSW Casino Control Authority;

(h) which is or might be in breach of an Applicable Gaming Law of Queensland or the terms of a Queensland Casino Licence or any associated agreement between the Company and the State of Queensland.

**Notice of refusal of transfer**

37. The decision of the Board relating to the registration of a transfer is absolute. If the Board refuses to register a transfer of a security the Board shall give the lodging party written notice of the refusal and the precise reasons for the refusal within the maximum period permitted by the Listing Rules. Failure to give notice of refusal to register any transfer as may be required under the Corporations Act or the Listing Rules does not invalidate the decision of the Board.

**Closing Register, entitlement to vote**

38. Subject to the provisions of the Corporations Act, the Register may be closed at any time the Board thinks fit and the Board may specify a time by reference to which the entitlement of persons to vote at any general meeting of the Company is to be determined.

**Instrument of transfer and certificate to be left at Office**

39. Every instrument of transfer must be left for registration at the Office or any other place the Board determines from time to time. Unless the Board otherwise determines either generally or in a particular case, the instrument of transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In 21

addition, the instrument of transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. No fee shall be charged by the Company on the transfer of any share. The requirements of this Rule do not apply in respect of a proper ASTC transfer.

**Company may retain instrument of transfer**

40. Each instrument of transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

**Cancellation of old and issue of new certificate**

41. Subject to Rule 39, on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered up to the Company for cancellation and upon registration the certificate is deemed to have been cancelled. Subject to Rule 16, if the Company is required by the Corporations Act or the Listing Rules to issue certificates for securities a new certificate specifying the securities transferred or transmitted is to be issued and sent to the transferee or transmittee. If the registration of any transfer is required in respect of some only of the securities specified in the certificate (if any) delivered up to the Company and if the Company is required by the Corporations Act or the Listing Rules to issue certificates for securities, a new certificate specifying the remaining securities is to be issued and sent to the transferor. New certificates are to be issued within the time specified by the Listing Rules.

**Transmission upon death**

42. The trustee, executor or administrator of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder but the Board may, subject to compliance by the transferee with this Constitution, register any transfer signed by a shareholder prior to the shareholder's death notwithstanding that the Company has notice of the shareholder's death.

**Transmission by operation of law**

43. A person (a "transmittee") who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. However, the Board has the same right to refuse to register the transmittee as if the transmittee were the transferee named in an ordinary transfer presented for registration.

## ALTERATION OF CAPITAL

### Power to alter share capital

44. Subject to the Corporations Act and the Listing Rules, the Company in general meeting may from time to time alter its share capital in any one or more of the ways provided for by the Corporations Act.

### Board may give effect to alteration of share capital

45. The Board may do anything which is required to give effect to any resolution authorising alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit.

### Power to reduce capital

46. Subject to the Corporations Act and the Listing Rules, the Company may from time to time reduce its share capital (including any capital redemption reserve, share premium account or fund representing moneys paid upon the issue of options) in any manner allowed by law and the Listing Rules.

## GENERAL MEETINGS

### General meetings

47. General meetings of the Company may be convened and held at the times and places and in the manner determined by the Board. Except in the manner and circumstances provided by the Corporations Act, the shareholders may not convene a meeting of the Company. By resolution of the Board any general meeting (other than a general meeting which has been requisitioned by shareholders in accordance with the Corporations Act) may be cancelled or postponed prior to the date on which it is to be held.

### Notice of general meeting

48. Subject to the provisions of the Corporations Act and the Listing Rules, notice of a general meeting may be given by the Board in such form and manner as the Board thinks fit. Notice of the meeting shall be given to the members, and to such persons as are entitled thereto under this Constitution or under the Corporations Act or under the Listing Rules. The non-receipt of a notice of any general meeting by, or the accidental omission to give notice to, any person entitled to notice does not invalidate any resolution passed at that meeting.

## PROCEEDINGS OF MEETINGS

### Business of general meetings

49. The business of an annual general meeting is to receive and consider the accounts and reports required by the Corporations Act to be laid before each annual general meeting, to elect Directors in the place of those retiring under this Constitution, where 23 relevant to appoint an auditor, and to transact any other business which, under this

Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is deemed to be special. Except with the approval of the Board, with the permission of the Chairman or pursuant to the Corporations Act, no person may move at any meeting either:

(a) in regard to any special business of which notice has been given under Rule 48, any resolution or any amendment of a resolution; or

(b) any other resolution which does not constitute part of special business of which notice has been given under Rule 48.

The auditors are entitled to attend and be heard on any part of the business of a meeting which concerns the auditors.

**Quorum**

50. Three shareholders present shall constitute a quorum for a meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless a quorum is present at the commencement of the business.

***Adjournment in absence of quorum***

51. If within fifteen minutes after the time specified for a general meeting a quorum is not present, the meeting, if convened upon a requisition by shareholders, is to be dissolved, and in any other case it is to be adjourned to the same day in the next week (or, where that day is not a Business Day, the Business Day next following that day) at the same time and place and if, at the adjourned meeting, a quorum is not present within thirty minutes after the time specified for holding the meeting, the meeting is to be dissolved.

**Chairman**

52. (1) The Chairman of the Board is entitled to take the chair at every general meeting.

(2) If at any general meeting:

(a) the Chairman of the Board is not present at the specified time for holding the meeting; or

(b) the Chairman of the Board is present but is unwilling to act as chairman of the meeting,

the Deputy Chairman of the Board is entitled to take the chair at the meeting.

(3) If at any general meeting:

(a) there is no Chairman of the Board or Deputy Chairman of the Board;

(b) the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(c) the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to act as chairman of the meeting,

the shareholders present may choose another Director as chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to act as chairman of the meeting, a shareholder chosen by the shareholders present may take the chair at the meeting.

**Acting Chairman**

53. If during any general meeting the Chairman acting pursuant to Rule 52 is unwilling to act as chairman for any part of the proceedings, the Chairman may withdraw as chairman during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been nominated for election as a Director at the meeting to be Acting Chairman of the meeting during the relevant part of the proceedings. Upon the conclusion of the relevant part of the proceedings the Acting Chairman is to withdraw and the Chairman is to resume acting as chairman of the meeting.

**General conduct of meeting**

54. The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined by the Chairman. The Chairman may at any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present and entitled to vote at the meeting. The Chairman may require the adoption of any procedures which are in the Chairman's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

**Adjournment**

55. The Chairman may at any time during the course of the meeting adjourn from time to time and place to place the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion and may adjourn any business, motion, question, resolution, debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the Chairman exercises a right of adjournment of a meeting pursuant to this Rule, the Chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the Chairman exercises that discretion, no vote may be taken by the shareholders present and entitled to vote in respect of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

### Voting

56. Each question submitted to a general meeting is to be decided in the first instance by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, the Chairman has, both on a show of hands and at a poll, a casting vote in addition to the vote or votes to which the Chairman may be entitled as a shareholder or as a proxy, attorney or duly appointed representative of a shareholder.

### Declaration of vote on a show of hands unless a poll is demanded

57. At any meeting, unless a poll is demanded, a declaration by the Chairman that a resolution has been passed or lost, having regard to the majority required, and an entry to that effect in the book to be kept of the proceedings of the Company, signed by the Chairman of that or the next succeeding meeting, is conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution. A poll may be demanded either immediately before or immediately after any question is put to a show of hands either by shareholders in accordance with the Corporations Act (and not otherwise) or by the Chairman. No poll may be demanded on the election of a chairman of a meeting.

### Taking a poll

58. If a poll is demanded as provided in Rule 57, it is to be taken in the manner and at such time and place as the Chairman directs, and the result of the poll is deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn. In the case of any dispute as to the admission or rejection of a vote, the Chairman's determination in respect of the dispute made in good faith is final.

### Continuation of business

59. A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

### Special meetings

60. All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held pursuant to the operation of this Constitution or the Corporations Act.

## VOTES OF SHAREHOLDERS

### Voting rights

61. Subject to restrictions on voting from time to time affecting any class of shares, subject to Sections 55(3)(e) and 57 of the Act and to Part 2 of this Constitution and subject to Rules 10(f), 64 and 68:

(a) (i) subject to paragraphs (ii) and (iii), on a show of hands, each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for that shareholder, none of the representatives, proxies or attorneys is entitled to vote on a show of hands;

(iii) where a person is entitled to vote by virtue of paragraph (i) in more than one capacity, that person is entitled only to one vote on a show of hands; and

(b) on a poll, each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share.

**Voting rights of personal representatives, etc.**

62. Where a person satisfies the Board at least 48 hours before the holding of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote) that the person is a trustee, executor or administrator as referred to in Rule 42 or a transmittee as referred to in Rule 43, the person may (subject to Part 2 of this Constitution) vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in Rules 42 or 43, as the case requires.

**Appointment of proxies**

63. Any shareholder may appoint not more than two proxies to vote at a general meeting on that shareholder's behalf at which that shareholder is entitled to vote and may direct the proxy or proxies to vote either for or against each or any resolution. A proxy need not be a shareholder. Where a shareholder appoints two proxies, unless each proxy is appointed to represent a specified proportion or number of the shareholder's voting rights then each will be deemed to be able to exercise half of the votes that the shareholder would have been able to exercise. The instrument appointing a proxy (and the power of attorney, if any, under which it is signed or proof of the power of attorney to the satisfaction of the Board) must be deposited duly stamped (if necessary) at the Office, or any other place, electronic address or facsimile number as the Board may determine from time to time, not later than 48 hours (or such lesser period as the Board may determine and stipulate in the notice of meeting) before the time for holding the meeting or adjourned meeting or poll at which the person named in the instrument proposes to vote. No instrument appointing a proxy is, except as provided in this Rule, valid after the expiration of 12 months after the date of its execution. Any shareholder who is or who intends to be absent or resident abroad may deposit at the Office an instrument duly stamped (if necessary) appointing a proxy and the appointment is valid for all meetings during the shareholder's absence or residence abroad and until revocation.

### Voting by corporation

64. Any corporation, being a member and entitled to vote, may by resolution of its directors or other governing body or by an instrument of proxy authorise any person, though not a member of the Company, to act as its representative at meetings and the representative shall, in accordance with his authority and until his authority is revoked by the corporation which he represents, be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were a natural person who was a member.

### Validity of vote

65. A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid notwithstanding the previous death or unsoundness of mind of the principal or revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, unsoundness of mind, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting. A proxy is not revoked by the principal attending and taking part in the meeting, unless the principal actually votes at the meeting on the resolution for which the proxy is proposed to be used.

### Form and execution of instrument of proxy

66. An instrument appointing a proxy is required to be signed by the appointor or the attorney of the appointor or, if the appointor is a corporation, under its common seal or signed by a duly authorised officer and in the form which the Board may from time to time prescribe or accept. Subject to Part 2 of this Constitution the instrument of proxy is deemed to include the right to demand or join in demanding a poll and (except to the extent to which the proxy is specifically directed to vote for or against any proposal) the power to act generally at the meeting for the person giving the proxy. An instrument appointing a proxy, unless the contrary is stated, is valid for any adjournment of the meeting as well as for the meeting to which it relates. Any duly signed proxy which is incomplete may be completed by the Secretary on authority from the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given. For the purposes of Rule 63 and this Rule 66, an instrument appointing a proxy received at an electronic address specified in the notice of meeting for the receipt of such instruments will be taken to have been signed if the instrument:

(a) includes or is accompanied by a personal identification code allocated by the Company to the appointor; or

(b) has been authorised by the appointor in another manner approved by the Board and specified in or with the notice of meeting.

**Board to issue forms of proxy**

67. The Board may issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form must leave blank that part of the form where the name of the proxy or proxies is to be inserted, but the form may include the names of any of the Directors or of any other persons as suggested proxies or as persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

**Attorneys of shareholders**

68. Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine from time to time together, in each case, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

**Rights of shareholder indebted to Company in respect of other shares**

69. Subject to Part 2 of this Constitution and to any restrictions from time to time affecting the right of any shareholder or class of shareholders to attend any meeting, a shareholder holding a share in respect of which for the time being no moneys are due and payable to the Company is entitled to be present at any general meeting and to vote and be reckoned in a quorum notwithstanding that moneys are then due and payable to the Company by the shareholder in respect of any other share held by the shareholder provided that, upon a poll, a shareholder is only entitled to vote in respect of shares held by the shareholder upon which, at the time when the poll is taken, no moneys are due and payable to the Company.

## DIRECTORS

**Number of Directors**

70. The number of Directors (not including alternate Directors) shall be the number which the Board may from time to time determine provided that the maximum number of Directors at any one time shall not exceed 12 nor be less than three. All Directors are to be natural persons.

**Qualification of Directors**

71A. A Director need not be a shareholder but:

(a) during the Relevant Period for NSW, must be a person in respect of whom the NSW Casino Control Authority has given prior written approval to the appointment as a Director; and

(b) during the Relevant Period for Queensland, must be a person in respect of whom the Queensland Minister has given prior written approval to the appointment as a Director.

71B. In addition to receiving prior written approval in accordance with Rule 71A, each Director must receive all other necessary regulatory approvals (if any) required for him or her to be a Director of the Company (including any approvals required for the Company to continue to hold any licences, permits or authorisations which it may hold from time to time).

**Power to appoint Directors**

72. The Board has the power at any time to appoint any person as a Director, either to fill a casual vacancy or as an addition to the Board, but so that the number of Directors does not exceed the maximum number determined pursuant to Rule 70. Any Director appointed under this Rule may hold office only until the next general meeting of the Company and is then eligible for election at that meeting but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

**Remuneration of Directors**

73. Each non-executive Director is to be paid remuneration for services which will be a sum determined by the Board payable at the time and in the manner determined by the Board but the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company in general meeting. The expression "*remuneration*" in this Rule does not include any amount which may be paid by the Company under Rules 74, 75, 76 and 132.

**Remuneration of Directors for extra services**

74. Any Director who devotes special attention to the business of the Company, or who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director, may be paid a fee for the services as determined by the Board.

**Travelling and other expenses**

75. Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

**Retirement benefits**

76. Any Director may be paid a retirement benefit, as determined by the Board, in accordance with the Corporations Act. The Board may make arrangements with any Director with respect to the payment of retirement benefits in accordance with this Rule.

**Directors may contract with Company** 30

77. (1) A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company either as a vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement by reason of holding the office of Director or of the fiduciary relationship established by the Office.

(2) A Director may not vote, or be present, at a meeting of the Board while a matter in which the Director has a material personal interest is being considered and if the Director does vote his vote may not be counted but, subject to the Corporations Act, this prohibition may at any time be relaxed or suspended to any extent by ordinary resolution passed at a general meeting or in the circumstances described in Section 195(2) or Sections 195(3) and 196 of the Corporations Act. For the purposes of this Rule, a Director is not to be taken to have a material personal interest in a matter where the Director has the interest as a member of the Company and in common with the other members of the Company.

(3) To the extent and in the manner required by the Listing Rules, the Company shall inform the ASX of any material contract involving directors' interests.

(4) A Director who is interested in any contract or arrangement may, notwithstanding the interest, attest the affixing of the Seal to any document evidencing or otherwise connected with the contract or arrangement.

(5) Nothing in this Rule shall be construed as entitling a Director to vote at a meeting of the Board when the Director is prohibited from so voting by virtue of the Listing Rules.

**Director may hold other office**

78. (1) A Director may hold any other office or position under the Company (except that of auditor) in conjunction with the office of Director, on such terms and at such a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

(2) Except to the extent that the Company would be caused to be in breach of the Act by virtue of Section 27 of the Act and except in so far as it would be a breach of Section 31 of the Act, a Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a director or shareholder of or holder of any other office or position under any such corporation or organisation.

### Exercise of voting power in other corporations

79. The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director may vote in favour of the exercise of those voting rights notwithstanding that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

### Directors may lend to the Company

80. Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company and underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

## ALTERNATE DIRECTORS

### Director may appoint alternate Director

81. Subject to this Constitution, each Director may from time to time appoint any person approved by a majority of the other Directors to act as an alternate Director in the Director's place, whether for a stated period or periods or until the happening of a specified event or from time to time, whenever by absence or illness or otherwise the Director is unable to attend to duties as a director. The appointment is to be in writing and signed by the Director and a copy of the appointment is to be given by the appointing Director to the Company by forwarding or delivering it to the Office or by forwarding or delivering it to a meeting of the Board. The appointment takes effect immediately upon receipt of the appointment at the Office or at a meeting of the Board and approval by a majority of the other Directors or upon such later date or at such later time as is specified in the appointment. The following provisions apply to any alternate Director:

(a) the alternate Director may be removed or suspended from office upon receipt at the Office of written notice, letter, telex, facsimile transmission or other form of visible communication from the Director by whom the alternate Director was appointed to the Company;

(b) the alternate Director is entitled to receive notice of meetings of the Board and to attend and vote at the meetings if the Director by whom the alternate Director was appointed is not present;

(c) the alternate Director is entitled to exercise all the powers (except the power to appoint an alternate Director) and perform all the duties of a Director in so far as the Director by whom the alternate Director was appointed has not exercised or performed them;

(d) the alternate Director is not, unless the Board otherwise determines, (without prejudice to the right to reimbursement for expenses pursuant to Rule 75) entitled to receive any remuneration as a Director from the Company, and any remuneration (not including remuneration authorised by the Board or reimbursement for expenses) paid to the alternate Director by the Company is to be deducted from the remuneration of the Director by whom the alternate Director was appointed;

(e) the office of the alternate Director is vacated upon the death of or vacation of office by the Director by whom the alternate Director was appointed;

(f) the alternate Director is not to be taken into account in determining the number of Directors or rotation of Directors; and

(g) the alternate Director is, while acting as a Director, responsible to the Company for the alternate Director's own acts and defaults and is not deemed to be the agent of the Director by whom the alternate Director was appointed.

## VACATION OF OFFICE OF DIRECTOR

### Vacation of office by Director

82. (1) The office of a Director is vacated:

(a) upon the Director becoming an insolvent under administration, suspending payment generally to creditors or compounding with or assigning the Director's estate for the benefit of creditors;

(b) upon the Director becoming a person of unsound mind or a person who is a patient under laws relating to mental health or whose estate is administered under laws relating to mental health;

(c) upon the Director being absent from meetings of the Board during a period of three consecutive calendar months without leave of absence from the Board where the Board has not, within 14 days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(d) upon the Director resigning office by notice in writing to the Company;

(e) upon the Director being removed from office pursuant to the Corporations Act;

(f) upon the Director being prohibited from being a Director by reason of the operation of the Corporations Act;

(g) upon the Director assuming such office or position or becoming entitled to such shares as would cause the Company to be in breach of the Act by virtue of Section 27 of the Act; or

(h) during the Relevant Period for Queensland, upon a notice in writing being issued to the Company, Jupiters or a subsidiary of Jupiters by an appropriate decision maker in pursuance of an Applicable Gaming Law of Queensland now or hereafter in force setting out as a ground giving rise to its issue that the Director is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or any subsidiary of Jupiters or a casino in Queensland.

(2) A Director who vacates office pursuant to Rule 82(1) is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

**Directors who are employees of the Company**

83. The office of a Director who is an employee of any member of the Group becomes vacant upon the Director ceasing to be employed within the Group but the person concerned is eligible for reappointment or re-election as a Director of the Company.

## ELECTION OF DIRECTORS

84. The following provisions apply to all the Directors:

**Retirement of Directors**

(a) Subject to Rules 72 and 82(2), at every annual general meeting, one-third of the Directors (other than a Director who is a Managing Director) or, if their number is not a multiple of three, then the number nearest to but not less than one-third must retire from office. A Director (other than a Director who is Managing Director) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. A Director who is required to retire under this Rule retains office until the dissolution or adjournment of the meeting at which the Retiring Director retires.

**Who must retire**

(b) The Directors to retire pursuant to Rule 84(a) are the Directors or Director longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election. A Retiring Director is eligible for re-election.

**Nomination of Directors**

(c) No person (other than a Retiring Director) is eligible for election to the office of Director at any general meeting unless the person or some shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office not less than 35 business days before the meeting.

## MANAGING DIRECTOR

### Appointment of a Managing Director

85. The Board may from time to time appoint one of its members to be Managing Director (who may bear that title or any other or additional title determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board, and at a remuneration which may be by way of salary or commission on or participation in profits (but not operating revenues) or by any or all of these methods and otherwise on terms as determined by the Board from time to time. The Board may confer upon and withdraw from the Managing Director any of the powers exercisable under this Constitution by the Board as it thinks fit and upon any conditions it thinks expedient but the conferring of powers by the Board upon the Managing Director does not exclude the exercise of those powers by the Board.

### Managing Director not to be subject to retirement by rotation

86. A Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Managing Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to resignation and removal as the other Directors. A Managing Director ceases to be a Managing Director if the Managing Director ceases to hold office as a Director.

## PROCEEDINGS OF DIRECTORS

### Procedures relating to Board meetings

87. The Board may meet together for the execution of business, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, two Directors form a quorum. Subject to the Corporations Act, a Director who has a personal interest in a matter that is being considered at a Board meeting shall be counted in a quorum notwithstanding the interest. Notice of a meeting is deemed to have been given to a Director if sent by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director from time to time or by any technology agreed by all directors.

### Meetings by telephone or other means of communication

88. The Board may meet either in person or by telephone or by other means of communication by which all persons participating in the meeting are able to hear and be heard by all other participants. A meeting conducted by telephone or other means of communication is deemed to be held at the place agreed upon by the Directors attending the meeting, provided that at least one of the Directors present at the meeting was at that place for the duration of the meeting.

## Votes at meetings

89. Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chairman has (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) a second or casting vote.

## Convening of meetings

90. The Board may at any time, and the Secretary, upon the request of any two Directors, must, convene a meeting of the Board.

## Chairman

91. The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairman are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be Chairman of the meeting.

## Powers of meetings

92. A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

## Delegation of powers to Committees

93. The Board may delegate any of its powers to Committees consisting of a Director or Directors or any other person or persons as the Board thinks fit. Any Committee formed or person or persons appointed to the Committee must, in the exercise of the powers delegated, conform to any regulations that may from time to time be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

## Proceedings of Committees

94. The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under Rule 93.

## Validity of acts

95. (1) All acts done at any meeting of the Board or by a Committee or by any person acting as a Director are, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been duly appointed and was qualified and continued to be a Director or a member of the Committee (as the case may be).

(2) If the number of Directors is reduced below the minimum number fixed pursuant to this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

**Resolution in writing**

96. A resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution is as valid and effectual as if it had been passed at a meeting of the Board duly called and constituted and may consist of several documents in the same form each signed by one or more of the Directors. For the purposes of this Rule the references to "Directors" include any alternate Director for the time being present in Australia who is appointed by a Director not for the time being present in Australia but do not include any other alternate Director. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is deemed to be a document in writing signed by the Director.

## POWERS OF THE BOARD

**General powers of the Board**

97. The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred upon it by this Constitution) may exercise all powers and do all things as are within the power of the Company and are not by this Constitution or by law directed or required to be exercised or done by the Company in general meeting.

**Power to borrow and guarantee**

98. Without limiting the generality of Rule 97, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

**Power to give security**

99. Without limiting the generality of Rule 97, the Board subject to any other law may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

**Power to authorise debenture holders, etc. to make calls**

100. Without limiting the generality of Rule 97, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may, by instrument under the Seal, authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for him to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of moneys becoming due in respect of calls made and to give valid receipts for those moneys, and the authority subsists

during the continuance of the debenture, mortgage or other security, notwithstanding any change in the Directors, and is assignable if expressed to be.

**Power to issue bond, debenture or other security**

101. Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time, with any special privileges as to redemption, surrender, drawings, allotment of shares, attending and voting at general meetings of the Company and appointment of Directors and with such general rights and upon such conditions as the Board thinks fit.

**Personal liability of officer**

102. If any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

**Disposal of main undertaking**

103. Any sale or disposal of the Company's main undertaking shall be conditional upon approval or ratification by the Company in general meeting. No person who may benefit (other than as a holder of securities issued by the Company) from the sale or disposal, and no person who for the purposes of Division 2 of Part 1.2 of the Corporations Act would be regarded as a person associated with that person, may vote on any resolution to approve or ratify the sale or disposal.

## REGISTER

**Branch register**

104. The Company may cause to be kept in any place a branch register of shareholders. The Board in its discretion may from time to time determine which shareholders or class of shareholders may be registered on any branch register and appoint an authority in any place in which a branch register is kept to keep the branch register and enter and remove particulars of shares transferred from or to any other register of shareholders and approve or reject transfers in the branch register, and every authority if authorised by the Board may, in respect of transfers or other entries proposed to be registered or made in the branch register for which the authority is appointed, exercise all the powers of the Board in the same manner and to the same extent and effect as if the Board were actually present and exercised those powers.

## THE SEAL

**Execution of cheques, bills etc**

105. All cheques, bills of exchange and promissory notes shall be signed, drawn, made, accepted or endorsed (as the case may be) for and on behalf of the Company by two Directors, or by one Director and the Secretary or some other officer authorised

by the Board, or in such other manner as the Board may from time to time determine.

**Affixing the Seal**

106. The Board is to provide for the safe custody of the Seal, which may only be used by the authority of the Board. Every instrument to which the Seal is affixed is to be signed by a Director and countersigned by the Secretary or by a second Director or by another person appointed by the Board for the purpose. The Board may determine either generally or in any particular case that a signature may be affixed by a mechanical means specified in the determination. The Company may execute documents without the Seal provided it is signed by a Director and countersigned by the Secretary or a second Director.

**Certificate Seal**

107. The Company may have one or more duplicates of the Seal which are to be facsimiles of the Seal with the addition on their faces of the words "Certificate Seal" and which are to be known as Certificate Seals. Any certificate for shares issued under a Certificate Seal is deemed to be sealed with the Seal.

**Official Seal**

108. The Company may have one or more duplicates of the Seal which are to be facsimiles of the Seal with the addition on their faces of the words "Duplicate Seal" and which are to be known as Duplicate Seals. Any document executed under a Duplicate Seal is deemed to be sealed with the Seal.

## MINUTES

**Minutes**

109. The Board is to ensure that minutes are duly recorded in any manner it thinks fit:

(a) of the names of the Directors present at each meeting of the Board and of any Committees; and

(b) of all resolutions and proceedings of general meetings of the Company and of meetings of the Board and any Committees.

The minutes of any meeting of the Board or of any Committee or of the Company, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, are (except as referred to in Rule 57) prima facie evidence of the matters stated in the minutes.

## DIVIDENDS

**Declaration of dividend**

110. The Board may from time to time declare a dividend to be paid to the shareholders entitled. The dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on all shares in proportion to the amount of total issue price for the time being paid in respect of the shares, and may be declared at a rate per annum in respect of a

specified period provided that no amount paid on a share in advance of calls is to be treated as paid on that share.

**Dividend Plans**

111. The Board may establish and maintain one or more dividend plans (including rules) pursuant to which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to receive a dividend from the Company by way of the allotment of shares paid up from the Company's share capital;

(c) that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend be made by the Company;

(d) that cash dividends from the Company not be paid and that instead a cash dividend be received from a related corporation nominated by the Board;

(e) to participate in a dividend selection plan, including but not limited to a plan pursuant to which shareholders may elect to receive a dividend from a related corporation which is less in amount but franked to a greater extent than the ordinary cash dividend declared by the Company or to receive a dividend from any related corporation which is greater in amount but franked to a lesser extent than the ordinary cash dividend declared by the Company.

**Rules of Dividend Plans**

112. (1) Pursuant to a dividend plan established in accordance with Rule 111, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the "designated shares") will participate in the dividend plan. During that period the designated shares will be entitled to participate in the dividend plan subject to the rules of the dividend plan.

(2) In the event of any inconsistency between any dividend plan established in accordance with Rule 111 or the rules of any dividend plan and this Rule, this Rule shall prevail.

(3) The Directors are authorised to do all things which they consider to be desirable or necessary for the purpose of implementing every dividend plan established in accordance with Rule 111.

(4) The Directors are authorised to vary the rules of any dividend plan established in accordance with Rule 111 at their discretion and to suspend or terminate any dividend plan at their discretion. Any dividend plan may also be suspended, terminated or varied by resolution of a general meeting of the Company.

**Employee Share Plan**

113. The Board may, in addition to its powers under Rule 118, resolve to apply the whole or a portion of any sum standing to the credit of any reserve or other account in paying up in part or full unissued shares of the Company to be issued to the holders of shares, options or other securities of the Company in accordance with, or to give effect to, the terms of any plan for the issue of shares, rights to shares or options to acquire shares to or for the benefit of employees which has been approved by the Company by special resolution in general meeting.

**Interim Dividends**

114. The Board may from time to time pay to the shareholders on account of the next forthcoming dividend any interim dividend as in its judgment the position of the Company justifies.

**Dividends out of profits**

115. No dividend is payable except out of the profits of the Company, and no dividend or other moneys payable on or in respect of a share carries interest as against the Company. The declaration of the Board as to the amount of the profits of the Company is conclusive.

**Reserves**

116. The Board may, in priority to any dividend, set aside out of the profits of the Company any sums as it thinks proper as a reserve, which at the discretion of the Board may be applicable for any purpose to which the profits of the Company may be properly applied, and pending application may be employed in the business of the Company or be invested in any investments the Board may from time to time think fit. Any income derived from or accretions to such shares, securities or other investments may either be carried to the credit of the reserve fund or reserve funds represented by such shares, securities or other investments or be dealt with as profits arising from the business of the Company.

**Distribution otherwise than in cash**

117. When declaring a dividend the Board may:

(a) direct payment of the dividend wholly or in part by the distribution of specific assets or documents of title and in particular of paid up shares, debentures or debenture stock of the Company or any other company; and

(b) if the Company in general meeting has approved the adoption of a plan in that behalf, determine and announce that each shareholder entitled to participate in the dividend may elect that the payment of the dividend be satisfied in respect of all, or a number of shares less than all, of the shares held by the shareholder by the allotment of paid up shares in accordance with the plan.

**Power to capitalise profits**

118. The Board may resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which they would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any plan for the issue of securities for the benefit of officers or employees and that all or any part of the sum be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company to be issued to them accordingly, or partly in one way and partly in the other.

**Appropriation and application of amounts to be capitalised**

119. The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with and, without limiting the generality of the foregoing, may specify that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made. The Board may make all necessary appropriations and applications of the amount to be capitalised pursuant to Rule 118 and all necessary allotments and issues of fully paid shares or debentures. Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled upon a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

**Transfer of shares**

120. A transfer of shares registered after the transfer books close for dividend purposes, but before a dividend is payable, does not pass the right to any dividend declared before the books are closed.

**Retention of dividends**

121. The Board may retain the dividends payable on securities referred to in Rules 42 and 43 until the trustee, executor or administrator or the transmittee (as the case requires) becomes registered as the holder of the securities or duly transfers them. The Board may also retain any dividends on or in respect of which (or on or in respect of the shares upon which any such dividend is payable) the Company has a lien or charge under Rule 31 and may apply the same in or towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

**How dividends are payable**

122. Payment of any dividend may be made in any manner and by any means as determined by the Board. Without prejudice to any other method of payment which the Board may adopt any dividend may be paid by cheque or warrant made payable to the shareholder entitled to the dividend or in the case of joint holders to the shareholder whose name stands first in the Register in respect of the joint holding. Payment of any dividend may be made by sending the cheque, warrant or other means of payment to the shareholder entitled to the dividend through the post to the

address of the shareholder in the Register, and upon posting every payment of any dividend is at the risk of the shareholder.

**Unclaimed dividends**

123. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

## NOTICES

**Service of notices**

124. A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, personally, by leaving it at the shareholder's Registered Address or by sending it by prepaid post or facsimile transmission addressed to the shareholder's Registered Address or, in any case, by other electronic means determined by the Board. All notices sent by prepaid post to persons whose Registered Address is not in Australia are to be sent by airmail.

**When notice deemed to be served**

125. Any notice sent by post is deemed to have been served at the expiration of 48 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder personally or left at the shareholder's Registered Address is deemed to have been served when delivered. Any notice served on a shareholder by facsimile transmission is deemed to have been served when the transmission is sent.

**Shareholder not known at Registered Address**

126. Where a shareholder does not have a Registered Address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder's Registered Address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of 48 hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

**Signature to notice**

127. The signature to any notice to be given by the Company may be written or printed.

**Reckoning of period of notice**

128. Where a given number of days' notice or notice extending over any other period is required to be given the day of service is not to be reckoned in the number of days or other period.

**Notice to transferor binds transferee**

129. Every person who, by operation of law, transfer or any other means becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of those shares, was duly given to the person from whom the person derives title to those shares.

**Service on deceased shareholders**

130. A notice served in accordance with this Rule is (notwithstanding that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder and the service is for all purposes deemed to be sufficient service of the notice or document on the shareholder's heirs, executors or administrators and all persons (if any) jointly interested with the shareholder in the shares.

## WINDING UP

**Distribution in specie**

131. (1) If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees upon any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

**Variation of rights of contributories**

(2) If thought expedient, any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but where any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed pursuant to the Corporations Act relating to the sale or transfer of the company's assets by a liquidator in a voluntary winding up.

**Restricted Securities**

(3) The holders of restricted securities within the meaning of the Listing Rules which are subject to escrow restrictions at the commencement of the winding up shall rank on a return of capital behind all other shares in the Company.

**Liability to calls**

(4) If any shares to be divided in accordance with Rule 131(1) involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay

the person the net proceeds and the liquidator is to act accordingly, if practicable.

## INDEMNITY

### Indemnity of officers

132. (1) The Company shall indemnify each officer of the Company and each officer of each wholly owned subsidiary of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in the conduct of the business of the Company or in the conduct of the business of such wholly owned subsidiary of the Company (as the case may be) or in the discharge of the duties of the officer.

(2) In this Rule:

(a) "officer" means:

(i) a Director, executive officer, Secretary, or other officer of the Company; or

(ii) a person appointed as trustee by, or acting as a trustee at the express request of, the Company or a wholly owned subsidiary of the Company;

(b) "duties of the officer" includes duties arising by reason of the appointment or nomination of an officer by the Company or any wholly owned subsidiary of the Company to any other corporation;

(c) "liability" means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body;

(d) "to the relevant extent" means:

(i) to the extent the Company is not precluded by law from doing so;

(ii) where the liability is incurred in the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation; and

(iii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not otherwise actually indemnified, including an indemnity under any insurance policy or contract.

## PART 2

### Operation

### Definitions

134. (1) In this Part 2 of this Constitution unless it is inconsistent with the subject or context in which it is used:

**"associate"** in relation to a person:

(a) has the meaning it would have under Division 2 of Part 1.2 of the Corporations Act if:

(i) the following paragraph (aa) were inserted in Section 12(1) of the Corporations Act after paragraph (a) of Section 12(1):

"(aa) the reference relates to whether a person is in a position to exercise certain powers in relation to a designated body; or"; and

(ii) Sections 13, 16(2) and 17 of the Corporations Act were repealed; and

(b) means a person declared by the Minister to be an associate of the first-mentioned person under Section 51(2)(b) of the Act;

**"Australian body corporate"** means a body corporate that:

(a) is incorporated by or under a law of the Commonwealth or of a State or Territory; and

(b) is substantially owned and effectively controlled by persons who are:

(i) Australian individuals; or

(ii) Australian government bodies; or

(iii) Australian fund managers; or

(iv) bodies corporate incorporated by or under a law of the Commonwealth or of a State or Territory substantially owned and effectively controlled by persons referred to in paragraphs (i), (ii) or (iii);

**"Australian citizen"** has the same meaning as in the *Australian Citizenship Act 1948* (Cth);

**"Australian fund manager"** means the trustee or manager of a fund in which the total interests of Australian individuals, Australian government bodies and Australian bodies corporate represent at least 60% of the total interests in the fund; 46

**"Australian government body"** means:

(a) the Commonwealth, a State or a Territory; or

(b) a Commonwealth, *State or Territory authority*; or

(c) a local government body (whether incorporated or not) formed by or under a law of a State or a Territory; or

(d) a person who is a nominee of a body mentioned in paragraph (a), (b) or (c);

**"Australian individual"** means a natural person who is an Australian citizen or who, within the meaning of Section 5A of the Foreign Acquisitions and Takeovers Act 1975 (Cth), is ordinarily resident in Australia;

**"Australian resident"** means:

(a) an Australian individual; or

(b) an Australian government body; or

(c) an Australian body corporate; or

(d) an Australian fund manager;

**"Casino Acquisition Approval Deed"** means the agreement titled the "TABCORP Deed" dated 6 October 1999 entered into by the NSW Casino Control Authority, the Company and certain subsidiaries of the Company;

**"dispose of**" means to sell, transfer, assign, alienate, surrender, dispose of, deposit, part with possession of and enter into any agreement or arrangement to do or allow any of these things;

**"Entrenched Provision for NSW"** means all or any of the following provisions of this Constitution:

(a) the definitions in Rule 2(1) of "NSW Casino", "NSW Casino Control Act", "NSW Casino Control Authority", "NSW Casino Licence", "NSW Casino Licensee", "Close Associate", "Relevant Period for NSW", "Relevant Subsidiary for NSW" and "Star City";

(b) Rules 6(2)(c) and 6(3);

(c) Rule 36(g);

(d) Rules 71A(a) and 71B;

(e) the definitions in Rule 134(1) of "associate", "Casino Acquisition Approval Deed", "dispose of", "Required Information", "share", "voting share" and this definition of "Entrenched Provision for NSW";

(f) Rules 135(2)(a) and 135(3)(b);

(g) Rules 136(1), 136(3) and 136(5);

(h) Rule 137; and

(i) Rule 139;

**"Entrenched Provision for Queensland"** means all or any of the following provisions of this Constitution:

(a) the definitions in Rule 2(1) of "Applicable Gaming Law of Queensland", "Jupiters", "Queensland Casino", "Queensland Casino Control Act", "Queensland Casino Licence", "Queensland Minister", "Relevant Period for Queensland" and "Relevant Subsidiary for Queensland"

(b) Rules 6(2)(d) and 6(4);

(c) Rule 36(h);

(d) Rules 71A(b) and 71B;

(e) Rule 82(h);

(f) the definitions in Rule 134(1) of "associate", "dispose of", "Required Information", "share", "voting share" and this definition of "Entrenched Provision for Queensland";

(g) Rules 135(2)(b) and 135(3)(c);

(h) Rules 136(2), 136(4) and 136(6);

(i) Rule 137; and

(j) Rule 139A;

**"Minister"** means the Minister of the Crown in right of the State of Victoria administering Part 4 of the Act;

**"non-resident"** means a person who is not an Australian resident;

**"relevant offence"** means an offence -

(a) against a law of a State or Territory, the Commonwealth or any other place in connection with the promotion, formation or management of a body corporate punishable by imprisonment or a fine of not less than $5,000; or

(b) involving fraud or dishonesty, being an offence -

   (i) against a law of a State or Territory, the Commonwealth or any other place; and

(ii) punishable by imprisonment for life or for a period, or maximum period, of at least three months; or

(c) against a law of a State or Territory, the Commonwealth or any other place punishable by imprisonment for life or for a period, or maximum period, of at least five years;

**"Required Information"** means information:

(a) as to whether the person providing the information is entitled or will be entitled to voting shares in the Company and, if so, the number of voting shares to which that person is or will be entitled;

(b) as to whether any other persons are entitled to or will be entitled to the voting shares referred to in paragraph (a) and, if so, the total number of voting shares in the Company to which those persons are or will be entitled;

(c) identifying each person referred to in paragraph (a) or (b) who is a non-resident; and

(d) identifying each person referred to in paragraph (a) or (b) who has been convicted of a relevant offence;

**"share",** in relation to a body corporate, has the same meaning as in Section 9 of the Corporations Act;

**"voting power"** in relation to a body corporate, has the same meaning in Section 610 of the Corporations Act; and

**"voting share",** in relation to a body corporate, has the same meaning as in Section 9 of the Corporations Act.

(2) For the purposes of this Part 2 of this Constitution, a body corporate is substantially owned and effectively controlled by:

(a) Australian individuals; or

(b) Australian government bodies; or

(c) Australian fund managers; or

(d) bodies corporate incorporated by or under a law of the Commonwealth or of a State or Territory substantially owned and effectively controlled by persons referred to in paragraphs (a), (b) or (c),

if and only if the total value of shares in the body corporate in which persons other than persons mentioned in paragraphs (a) to (d) have relevant interests (within the meaning of Rule 134(3)) represents less than 40% of the total value of the issued share capital of the body corporate.

(3) For the purposes of this Part 2 of this Constitution and subject to such regulations (if any) as are made under the Act, a person has a relevant 49

interest in a share if, and only if, the person would be taken to have a relevant interest in the share because of sections 608 and 609 of the Corporations Act.

(4) For the purposes of this Part 2 of this Constitution:

(a) the voting power a person has in the Company is the person's voting power determined in accordance with Section 610 of the Corporations Act as if a reference in Section 610 of the Corporations Act to a relevant interest were a reference to a relevant interest within the meaning of Rule 134(3); and

(b) the voting shares in the Company to which a person is entitled (or will be entitled) are the voting shares in the Company through which the person has (or will have) voting power (whether by reason of the person having a relevant interest in those voting shares or otherwise).

(5) A reference in this Part 2 of this Constitution to the Corporations Act is a reference to the Corporations Act as it would apply if references in the Corporations Act to a body corporate, corporation or company included references to -

(a) a body corporate of any kind wherever formed or incorporated and whether formed or incorporated under the Corporations Act or any other law; and

(b) any unincorporated body, being a society, association, company of proprietors or other body or undertaking, wherever formed, that, under the laws of its place of formation, may sue or be sued, or may hold property in the name of the secretary or some other officer of the society, association or body, or in the name of any trustee or trustees; and

(c) any unincorporated body, being a society, association, company of proprietors or other body or undertaking to which is applied, under the laws of the place of its formation, with or without exceptions, a law in force in that place relating to companies or corporations as if it were a company or corporation within the meaning of that law.

(6) If the whole or a portion of the share capital of the Company consists of stock, a reference in this Part 2 of this Constitution to a number of shares in the Company as a percentage is, in relation to an amount of stock, a reference to the amount of stock that represents that number of shares.

**Shareholder restrictions**

135 (1) The Act contains prohibitions on interests of a certain nature and level in voting shares in the Company.

(2) (a) During the Relevant Period for NSW, a person's voting power in the Company must not exceed any applicable limit contained in the Act, other than any limit to which non-residents only are subject, without the written consent of the NSW Casino Control Authority.

(b) During the Relevant Period for Queensland, a person's voting power in the Company must not exceed 10% without the written consent of the Queensland Minister.

(c) Nothing in this Rule 135(2) limits or derogates from Rule 135(1).

(3) The purpose of the provisions of this Part 2 of this Constitution is to:

(a) assist in the enforcement of the prohibitions referred to in Rule 135(1) which are imposed under the Act from time to time;

(b) impose certain prohibitions and restrictions which are to apply as a consequence of the Company entering into the Casino Acquisition Approval Deed in connection with the Company acquiring an interest, through its shareholding in Star City, in the NSW Casino Licensee and the NSW Casino Licence, and to provide for the enforcement of those prohibitions and restrictions; and

(c) impose certain prohibitions and restrictions which are to apply as a consequence of the Company acquiring a shareholding interest beyond a specified level in Jupiters and, through that shareholding interest in Jupiters, acquiring an interest in Queensland Casino Licences, and to provide for the enforcement of those prohibitions and restrictions.

(4) Shareholders acknowledge and recognise that the exercise of the powers given to the Board pursuant to the provisions of this Part 2 of this Constitution may cause individual shareholders considerable disadvantage but the shareholders acknowledge that such a result may be necessary to enable the enforcement of the prohibitions referred to in this Rule.

(5) The powers conferred on the Board under this Part 2 of this Constitution are to be interpreted widely. In exercising its powers under this Part the Board may disregard any loss or disadvantage that may be suffered by individual shareholders affected by the exercise of those powers. Shareholders acknowledge that they have no right of action against the Board or the Company for any loss or disadvantage incurred by them as a result, whether direct or indirect, of the Board exercising its powers pursuant to the provisions of this Part 2 of this Constitution.

**Rights and powers of the NSW Casino Control Authority and the Queensland Minister**

136 (1) Notwithstanding any other provision in this Constitution, but subject to the Listing Rules and the Corporations Act, during the Relevant Period for NSW:

(a) The Company (in the case of a power conferred under this Constitution on the Company) or the Board (in the case of a power conferred under this Constitution on the Board) as the case may be, must obtain the prior written approval of the NSW Casino Control Authority to:

(i) appoint any person as a Director or alternate Director;

(ii) alter or amend any Entrenched Provision for NSW;

(iii) appoint any person, other than one of the six major accounting firms operating in Australia from time to time, as auditor of the Company;

(iv) subject to Rule 36, knowingly permit a contravention of Rule 135(2)(a) or register any transfer of shares which would contravene the provisions of Rule 135(2)(a);

(v) dispose of any interest in any shares in a Relevant Subsidiary for NSW other than to a person approved in writing by the NSW Casino Control Authority.

A reference in Rule 136(1)(a)(ii) to altering or amending any Entrenched Provision for NSW includes a reference to any alteration or amendment of this Constitution of any type which has the effect of altering, adding to or omitting any Entrenched Provision for NSW or any other effect which is equivalent or substantially similar to that effect.

(b) The Company acknowledges that the NSW Casino Control Authority may determine in its absolute discretion that a person who has shares in the Company and who is a Close Associate of the NSW Casino Licensee is not a suitable person to be concerned in or associated with the operation or management of a NSW Casino.

(2) Notwithstanding any other provision in this Constitution, but subject to the Listing Rules and the Corporations Act, during the Relevant Period for Queensland:

(a) The Company (in the case of a power conferred under this Constitution on the Company) or the Board (in the case of a power conferred under this Constitution on the Board) as the case may be, must obtain the prior written approval of the Queensland Minister to:

(i) appoint any person as a Director or alternate Director;

(ii) alter or amend any Entrenched Provision for Queensland;

(iii) appoint any person, other than one of the four major accounting firms operating in Australia from time to time, as auditor of the Company;

(iv) subject to Rule 36, knowingly permit a contravention of Rule 135(2)(b) or register any transfer of shares which would contravene the provisions of Rule 135(2)(b);

(v) dispose of any interest in any shares in a Relevant Subsidiary for Queensland other than to a person approved in writing by the Queensland Minister.

A reference in Rule 136(2)(a)(ii) to altering or amending any Entrenched Provision for Queensland includes a reference to any alteration or amendment of this Constitution of any type which has the effect of altering, adding to or omitting any Entrenched Provision for Queensland or any other effect which is equivalent or substantially similar to that effect.

(b) The Company acknowledges that an appropriate decision maker in pursuance of an Applicable Gaming Law of Queensland now or hereafter in force may determine in its absolute discretion that a person who holds shares in the Company is not or may cease to be at any time a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or any subsidiary of Jupiters or a casino in Queensland.

(3) Each shareholder acknowledges that a statutory declaration provided to the Company by a shareholder pursuant to Rule 137 may be provided by the Company to the NSW Casino Control Authority.

(4) Each shareholder acknowledges that a statutory declaration provided to the Company by a shareholder pursuant to Rule 137 may be provided by the Company to the Queensland Minister.

(5) The Company will enforce the disposition of shares of any person in accordance with the procedure for disposal of shares set out in Rule 139.

(6) The Company will enforce the disposition of shares of any person in accordance with the procedure for disposal of shares set out in Rule 139A.

**Requirement to provide information**

137. (1) The Board may, from time to time and at any time, send to a shareholder (the "Recipient Shareholder") a pro forma statutory declaration in a form approved by the Board which makes provisions for the shareholder to set out therein the Required Information.

(2) The Recipient Shareholder must, within 7 calendar days of the pro forma statutory declaration referred to in Rule 137(1) being sent to it (or within such other period, not being less than 7 calendar days, as the Board may permit), provide to the Company a statutory declaration in the form of the pro forma statutory declaration sent to it, which statutory declaration:

(a) sets out the Required Information; and

(b) is made:

(i) where the Recipient Shareholder is a natural person - by that person;

(ii) where the Recipient Shareholder is a corporation - by two directors of that corporation; and

(iii) where the Recipient Shareholder is a body corporate which is not a corporation - by a duly authorised officer of that body corporate.

**Suspension of voting rights and disposal of shares**

138. (1) Where a shareholder fails to comply with Rule 137(2), the voting rights in respect of all the shares registered in the name of the shareholder (or such shares as the Board may specify) are suspended from the date that the shareholder fails to comply with Rule 137(2) until:

(a) a statutory declaration as required pursuant to Rule 137(2) has been provided to the Company; or

(b) the person ceases to be the registered owner of those shares;

whichever is the earlier.

(2) If a shareholder fails to comply with the requirements of Rule 137, the Board may give notice in writing to the shareholder requiring that the relevant statutory declaration setting out the Required Information be provided to the Company.

(3) If within 14 calendar days of the date of the notice referred to in Rule 138(2) the relevant statutory declaration has not been provided the Board may give notice in writing to the shareholder requiring that all shares in the Company registered in the name of the shareholder (or that number of such shares as the Board may specify) be disposed of within 3 months.

(4) If a notice under Rule 138(3) is not complied with by the shareholder within the time limit specified in Rule 138(3), the Board may appoint a person to execute any documents and implement any procedures as may be required to procure the transfer of the shares on behalf of the shareholder and to receive and give a good discharge for the purchase price. Brokerage, stamp duty and any other costs of the transfer shall be paid out of the sale proceeds. The net proceeds of any sale under this Rule shall be paid to the shareholder who held the shares sold under this Rule provided that the shareholder has delivered to the Company such documents or information as may be reasonably required by the Board. Upon the name of the purchaser being entered in the Register in purported exercise of the powers under this Rule, the validity of the sale shall not be challenged by any person.

**Compulsory disposition of shares**

139. (1) (a) If the NSW Casino Control Authority determines under the Casino Acquisition Approval Deed that a Close Associate of the NSW Casino Licensee who has shares in the Company is not a suitable person to be concerned in or associated with the operation or management of a casino, and the NSW Casino Control Authority notifies the Company in writing that such a shareholder (a "Disqualified Shareholder") must dispose of all the shares in the Company held by the Disqualified Shareholder ("Authority Disposal Direction") then the Company shall immediately upon receipt of the Authority Disposal Direction serve a copy of the same on the Disqualified Shareholder.

(b) A Disqualified Shareholder shall within 30 days of the date of an Authority Disposal Direction dispose of all its shares in the Company.

(2) (a) If at any time, a person who has shares in the Company does not, without prior written consent of the NSW Casino Control Authority, comply with the provisions of Rule 135(2)(a) (including, without limitation, by enabling another person to be entitled to shares held by the person) (also a "Disqualified Shareholder") then the Company shall, upon becoming aware of or on being notified by the NSW Casino Control Authority of such non-compliance, immediately serve on the Disqualified Shareholder a notice in writing of the shareholder's disqualification ("Company Disposal Direction").

(b) A Disqualified Shareholder shall within 30 days of the date of the Company Disposal Direction dispose of those shares in the Company which cause the Disqualified Shareholder, or another person who is entitled to shares held by the Disqualified Shareholder, to exceed the number of shares permitted under Rule 135(2)(a).

(3) The Company when serving upon a Disqualified Shareholder a copy of an Authority Disposal Direction under Rule 139(1) or a Company Disposal Direction under Rule 139(2) shall advise the Disqualified Shareholder in writing of the suspension of the relevant dividend and voting rights as set out in Rule 139(7) provided that failure to give such advice as required by this Rule 139(3) shall not effect the operation of Rule 139(7).

(4) (a) If the Disqualified Shareholder fails to dispose of all the shares held by the Disqualified Shareholder in the Company pursuant to Rule 139(1) or fails to dispose of the shares required to be disposed of pursuant to Rule 139(2), the Company may sell the shares at not less than their fair market value, determined in accordance with Rule 139(5), and for that purpose may initiate a holding adjustment to move all shares held by a Disqualified Shareholder from a CHESS holding to a certificated holding and effect a transfer to give effect to the sale or other disposition of all or the relevant number (as the case may be) of the shares held by the Disqualified Shareholder.

(b) Each member irrevocably appoints each Director and Secretary of the Company severally as its attorney ("Attorney") to do anything necessary or considered expedient by the Company to effect a sale or other disposition of shares in the Company held by a Disqualified Shareholder, including without limitation, effecting a transfer referred to in Rule 139(4)(a).

(c) Subject to Rule 139(4)(a), any sale or other disposition under this Rule 139(4) may be made by the Company by offering the shares for sale:

(i) on the ASX, if at the time of sale the Company is admitted to the official list of the ASX, or by private sale or tender;

(ii) in one lot or in parcels; and

either with or without special conditions or stipulations as to the time or mode of payment of the purchase price for the shares, in any case on such other terms as the Company thinks fit.

(d) If the Company cannot sell the shares of the Disqualified Shareholder for a sum equal to or greater than the fair market value as determined in accordance with Rule 139(5) within 30 days, the Company shall ascertain third parties who may be interested in acquiring the shares and the Attorney shall be authorised to effect a transfer of the shares for the purpose of giving effect to a sale or disposal of the shares at the best price which the Company using its reasonable endeavours is able to attain.

(5) (a) The meaning of "fair market value" for the purpose of this Rule 139 shall be the greater of:

(i) the value that the Company agrees should be placed on all but not some of the shares held by the Disqualified Shareholder and which are to be disposed of on the basis of what a hypothetical, prudent, willing, but not anxious purchaser would be prepared to pay to a willing, but not anxious vendor in circumstances where both the purchaser and vendor are fully informed of all publicly available operational and financial details. The Company will have regard to such factors as it believes are necessary to determine the fair market value but will give particular consideration to the future maintainable earnings of the Company, the nature and timing of future cash inflows and outflows and the discount factor to be applied to those cashflows, the price and quantity at which shares have been traded recently and since the Company has been admitted to the official list of the ASX and the number of shares to be sold; or

(ii)

$$\frac{\text{Shareholders' Funds}}{\text{total number of ordinary shares on issue}} \times \text{number of shares to be disposed of by Disqualified Shareholder}$$

(b) For the purpose of Rule 139(5)(a)(ii), "Shareholders' Funds" means, in relation to the Company, the aggregate of:

(i) the amount paid up or credited as paid up on the issued share capital of the Company (excluding the amount paid up or credited as paid up on any shares or other security issued by the Company which give an entitlement to the holder to require their repurchase or redemption by the Company);

(ii) the amount standing to the credit (or debit) of the capital and revenue reserves of the Company (including but not limited to amounts standing to the credit of capital reserves and revenue reserves and retained profits or losses), less the value of all intangible assets (including goodwill, trade names, patents, future income tax benefits, underwriting and formation expenses and other items of like nature) except for the value of the Company's interest in any wagering, gaming or casino licence (which, in respect of the NSW Casino Licence, shall not be valued at greater than the amount paid by the NSW Casino Licensee to the NSW Casino Control Authority for the NSW Casino Licence, whether paid by way of lump sum or instalments, after deducting any amounts paid which represent interest or payments in the nature of interest).

(c) The Company shall have 14 days following the expiry of the period in which the Disqualified Shareholder is given to dispose of its shares in accordance with Rule 139 to determine the fair market value of the shares of the Disqualified Shareholder.

(d) If the Company fails to determine the fair market value, then that fair market value shall be determined by the Company's auditor on the same basis outlined in Rule 139(5)(a) following a request to the Company's auditor by the Company or the Disqualified Shareholder. The auditor shall have 14 days within which to determine the fair market value following receipt of a request from the Company or the Disqualified Shareholder. The determination of the auditor, who shall act as expert and not as arbitrator, shall be final and binding on the Company and the Disqualified Shareholder. The cost of such determination shall be borne by the Disqualified Shareholder.

(6) A person to whom shares are sold or otherwise disposed of under Rule 139(4) is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, any sale or other disposal and the title of that person to the shares is not affected by any irregularity or invalidity in the forfeiture of the shares or the exercise of any power by the Company.

(7) All dividend and voting rights attaching to:

(a) all the shares in the Company held by a Disqualified Shareholder referred to in Rule 139(1)(a);

(b) those shares in the Company which cause a Disqualified Shareholder referred to in Rule 139(2)(a), or another person who is entitled to shares held by that Disqualified Shareholder, to exceed the number of shares permitted under Rule 135(2)(a),

shall be suspended immediately upon the issue of an Authority Disposal Direction or a Company Disposal Direction until the disposal of the relevant shares by the Disqualified Shareholder.

(8) Following receipt by the Company of an Authority Disposal Direction or the Company becoming aware that a shareholder is a Disqualified Shareholder, the Board shall have the power to make a determination, on the basis of information known to the Board after reasonable inquiry, of all questions arising under this Rule 139, including without limitation:

(a) whether a Disqualified Shareholder has disposed of shares pursuant to Rules 139(1) or 139(2); and

(b) the amount of shares held by any person.

(9) Any determination made pursuant to Rule 139(8) shall be binding on, and conclusive against (in the absence of manifest error), the Disqualified Shareholder.

(10) A Disqualified Shareholder shall indemnify the Company and keep it indemnified for all direct and indirect costs incurred by the Company as a result of the Disqualified Shareholder's continuing ownership of or failure to divest the shares.

(11) Any person aggrieved by a sale or other disposal under Rule 139 shall have no remedy against the NSW Casino Control Authority or the State of New South Wales.

(12) Terms defined in this Rule 139 have the corresponding meanings only in this Rule 139.

139A. (1) (a) If a notice in writing (an "Authority Disposal Direction") is issued to the Company, Jupiters or a subsidiary of Jupiters by an appropriate decision maker in pursuance of an Applicable Gaming Law of Queensland now or hereafter in force setting out as a ground giving rise to its issue that a holder of shares in the Company (a "Disqualified Shareholder") is not or has ceased to be at any time a suitable person to be associated or connected with the ownership, administration or management of the operations or business of the Company, Jupiters or any subsidiary of Jupiters or a casino in Queensland then the Company shall immediately upon receipt of the Authority Disposal Direction serve a copy of the same on the Disqualified Shareholder.

(b) A Disqualified Shareholder shall within 30 days of the date of an Authority Disposal Direction dispose of all its shares in the Company.

(2) (a) If at any time, a person who has shares in the Company does not, without prior written consent of the Queensland Minister, comply with the provisions of Rule 135(2)(b) (including, without limitation, by enabling another person to be entitled to shares held by the person) (also a "Disqualified Shareholder") then the Company shall, upon becoming aware of or on being notified by the Queensland Minister of such non-compliance, immediately serve on the Disqualified Shareholder a notice in writing of the shareholder's disqualification ("Company Disposal Direction").

(b) A Disqualified Shareholder shall within 30 days of the date of the Company Disposal Direction dispose of those shares in the Company which cause the Disqualified Shareholder, or another person who is entitled to shares held by the Disqualified Shareholder, to exceed the number of shares permitted under Rule 135(2)(b).

(3) The Company when serving upon a Disqualified Shareholder a copy of an Authority Disposal Direction under Rule 139A(1) or a Company Disposal Direction under Rule 139A(2) shall advise the Disqualified Shareholder in writing of the suspension of the relevant dividend and voting rights as set out in Rule 139A(7) provided that failure to give such advice as required by this Rule 139A(3) shall not effect the operation of Rule 139A(7).

(4) (a) If the Disqualified Shareholder fails to dispose of all the shares held by the Disqualified Shareholder in the Company pursuant to Rule 139A(1) or fails to dispose of the shares required to be disposed of pursuant to Rule 139A(2), the Company may sell the shares at not less than their fair market value, determined in accordance with Rule 139A(5), and for that purpose may initiate a holding adjustment to move all shares held by a Disqualified Shareholder from a CHESS holding to a certificated holding and effect a transfer to give effect to the sale or other disposition of all or the relevant number (as the case may be) of the shares held by the Disqualified Shareholder.

(b) Each member irrevocably appoints each Director and Secretary of the Company severally as its attorney ("Attorney") to do anything necessary or considered expedient by the Company to effect a sale or other disposition of shares in the Company held by a Disqualified Shareholder, including without limitation, effecting a transfer referred to in Rule 139A(4)(a).

(c) Subject to Rule 139A(4)(a), any sale or other disposition under this Rule 139A(4) may be made by the Company by offering the shares for sale:

(i) on the ASX, if at the time of sale the Company is admitted to the official list of the ASX, or by private sale or tender;

(ii) in one lot or in parcels; and

either with or without special conditions or stipulations as to the time or mode of payment of the purchase price for the shares, in any case on such other terms as the Company thinks fit.

(d) If the Company cannot sell the shares of the Disqualified Shareholder for a sum equal to or greater than the fair market value as determined in accordance with Rule 139A(5) within 30 days, the Company shall ascertain third parties who may be interested in acquiring the shares and the Attorney shall be authorised to effect a transfer of the shares for the purpose of giving effect to a sale or disposal of the shares at the best price which the Company using its reasonable endeavours is able to attain.

(5) (a) The meaning of "fair market value" for the purpose of this Rule 139A shall be the greater of:

(i) the value that the Company agrees should be placed on all but not some of the shares held by the Disqualified Shareholder and which are to be disposed of on the basis of what a hypothetical, prudent, willing, but not anxious purchaser would be prepared to pay to a willing, but not anxious vendor in circumstances where both the purchaser and vendor are fully informed of all publicly available operational and financial details. The Company will have regard to such factors as it believes are necessary to determine the fair market value but will give particular consideration to the future maintainable earnings of the Company, the nature and timing of future cash inflows and outflows and the discount factor to be applied to those cashflows, the price and quantity at which shares have been traded recently and since the Company has been admitted to the official list of the ASX and the number of shares to be sold; or

(ii)

$$\frac{\text{Shareholders' Funds}}{\text{total number of ordinary shares on issue}} \times \text{number of shares to be disposed of by Disqualified Shareholder}$$

(b) For the purpose of Rule 139A(5)(a)(ii), "Shareholders' Funds" means, in relation to the Company, the aggregate of:

(i) the amount paid up or credited as paid up on the issued share capital of the Company (excluding the amount paid up or credited as paid up on any shares or other security issued by the Company which give an entitlement to the holder to require their repurchase or redemption by the Company);

(ii) the amount standing to the credit (or debit) of the capital and revenue reserves of the Company (including but not limited to amounts standing to the credit of capital reserves and revenue reserves and retained profits or losses),

less the value of all intangible assets (including goodwill, trade names, patents, future income tax benefits, underwriting and formation expenses and other items of like nature) except for the value of the Company's interest in any wagering, gaming or casino licence (which, in respect of the NSW Casino Licence, shall not be valued at greater than the amount paid by the NSW Casino Licensee to the NSW Casino Control Authority for the NSW Casino Licence, whether paid by way of lump sum or instalments, after deducting any amounts paid which represent interest or payments in the nature of interest).

(c) The Company shall have 14 days following the expiry of the period in which the Disqualified Shareholder is given to dispose of its shares in accordance with Rule 139A to determine the fair market value of the shares of the Disqualified Shareholder.

(d) If the Company fails to determine the fair market value, then that fair market value shall be determined by the Company's auditor on the same basis outlined in Rule 139A(5)(a) following a request to the Company's auditor by the Company or the Disqualified Shareholder. The auditor shall have 14 days within which to determine the fair market value following receipt of a request from the Company or the Disqualified Shareholder. The determination of the auditor, who shall act as expert and not as arbitrator, shall be final and binding on the Company and the Disqualified Shareholder. The cost of such determination shall be borne by the Disqualified Shareholder.

(6) A person to whom shares are sold or otherwise disposed of under Rule 139A(4) is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, any sale or other disposal and the title of that person to the shares is not affected by any irregularity or invalidity in the forfeiture of the shares or the exercise of any power by the Company.

(7) All dividend and voting rights attaching to:

(a) all the shares in the Company held by a Disqualified Shareholder referred to in Rule 139A(1)(a);

(b) those shares in the Company which cause a Disqualified Shareholder referred to in Rule 139A(2)(a), or another person who is entitled to shares held by that Disqualified Shareholder, to exceed the number of shares permitted under Rule 135(2)(b),

shall be suspended immediately upon the issue of an Authority Disposal Direction or a Company Disposal Direction until the disposal of the relevant shares by the Disqualified Shareholder.

(8) Following receipt by the Company of an Authority Disposal Direction or the Company becoming aware that a shareholder is a Disqualified Shareholder, the Board shall have the power to make a determination, on the basis of information known to the Board after reasonable inquiry, of all questions arising under this Rule 139A, including without limitation:

(a) whether a Disqualified Shareholder has disposed of shares pursuant to Rules 139A(1) or 139A(2); and

(b) the amount of shares held by any person.

(9) Any determination made pursuant to Rule 139A(8) shall be binding on, and conclusive against (in the absence of manifest error), the Disqualified Shareholder.

(10) A Disqualified Shareholder shall indemnify the Company and keep it indemnified for all direct and indirect costs incurred by the Company as a result of the Disqualified Shareholder's continuing ownership of or failure to divest the shares.

(11) Any person aggrieved by a sale or other disposal under Rule 139A shall have no remedy against the Queensland Minister or the State of Queensland.

(12) Terms defined in this Rule 139A have the corresponding meanings only in this Rule 139A.

**Sub-registers of shares**

140. (1) In addition to the Register and any other register maintained in compliance with the Corporations Act, the Board may maintain any of the following sub-registers of shares:

(a) a sub-register of voting shares in the Company to which Australian residents are entitled;

(b) a sub-register of voting shares in the Company to which non-residents are entitled; and

(c) a sub-register of voting shares in the Company to which persons who have been convicted of a relevant offence are entitled.

(2) For the purposes of this Rule 140 voting shares may be included in a sub-register as being voting shares to which a particular person is entitled if:

(a) those voting shares are acknowledged in writing by the registered owner of those shares to be shares to which that person is entitled;

(b) in the opinion of the Board, those voting shares are shares to which that person is entitled; or

(c) the Minister has, by notice in writing served on the Company pursuant to Section 55(3)(d) of the Act, declared that those voting shares are shares in which that person has a relevant interest and that declaration has not been revoked or quashed pursuant to Sections 59(4)(b)(ii), 59(6) or 60(5) of the Act.

**Inconsistency with Part 1**

141. In the event of any inconsistency between Parts 1 and 2 of this Constitution the provisions of Part 2 shall prevail.

**No derogation from Act**

142. Nothing in this Constitution shall be construed as in any way derogating from or limiting the operation of the provisions of Part 4 of the Act or as in any way derogating from or limiting the powers conferred on any Director or Secretary of the Company, the Board or the Company by Part 4 of the Act.

# Exhibit (s)

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

31 October 2003

MERGER UPDATE – SECOND COURT HEARING & SUSPENSION OF SHARES

In accordance with the timetable advised to shareholders and set out in the Scheme Booklet relating to the Schemes of Arrangement between Jupiters and the holders of its ordinary and reset preference shares, Jupiters will be applying to the Supreme Court of Queensland today for orders approving the Schemes of Arrangement. If the approvals are granted, Jupiters expects its ordinary and reset preference shares will be suspended from quotation from close of trading today.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900

**Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.**

G:\ggk\lmc\003-360 asx 31.10.03.doc

# Exhibit (t)

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

31 October 2003

# SUPREME COURT OF QUEENSLAND APPROVES MERGER WITH TABCORP

Jupiters Limited ("Jupiters") is pleased to announce that the Supreme Court of Queensland has today made orders approving the schemes of arrangement between Jupiters and its ordinary shareholders and Jupiters and its reset preference shareholders to allow the acquisition by the TABCORP Group of all of the shares in Jupiters to proceed.

It is expected that the Court order will be lodged with the Australian Securities and Investments Commission today and that trading in Jupiters ordinary shares and reset preference shares will cease from close of trading today, 31 October 2003.

For further information, please contact:
Laurie Carsley
Chief Financial Officer
Ph: (07) 5584 8900

**Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.**

G:\ggk\lmc\003-361 asx 31.10.03.doc

Exhibit (u)

# SUPREME COURT OF QUEENSLAND

REGISTRY: BRISBANE
NUMBER: S6874 of 2003

**IN THE MATTER OF** **JUPITERS LIMITED**

**ACN or ARBN:** **ACN 010 741 045**

Applicant: **JUPITERS LIMITED ACN 010 741 045**

## ORDER

Before: Justice Chesterman

Date: 31 October 2003

Initiating document: Application filed 5 August 2003

**THE ORDER OF THE COURT IS THAT:**

1 The Ordinary Share Scheme of Arrangement, being Appendix C to exhibit 1A to the Affidavit of Laurence Martin Carsley sworn 30 October 2003 is approved.

2 The RPS Scheme of Arrangement, being Appendix H to exhibit 1A to the Affidavit of Laurence Martin Carsley sworn 30 October 2003 is approved.

3 Pursuant to sub-s.411(12) of the *Corporations Act 2001*, the Applicant is exempted from compliance with the requirements of sub-s.411(11) of the *Corporations Act 2001* in relation to the Ordinary Share Scheme of Arrangement and the RSP Scheme of Arrangement.

Signed: ........................................
Registrar





C:\TEMP\H.Notes\Order for Approval of Schemes.doc

**Order**
Filed on behalf of the Applicant
**Form 59 - R.661**

**CORRS CHAMBERS WESTGARTH**
Lawyers
Waterfront Place
1 Eagle Street
**BRISBANE Q 4000**
Tel: 3228 9333
Ref: MK/CF/7647609